FOR IMMEDIATE RELEASE	NASDAQ:TRIL
TSX: TRIL

TRILLIUM ANNOUNCES VOTING RESULTS FROM THE ANNUAL MEETING OF SHAREHOLDERS

TORONTO, May 26, 2017 – Trillium Therapeutics Inc. (NASDAQ/TSX: TRIL), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, today announced the voting results from its Annual Meeting of shareholders held today. The results of the director elections were as follows:

Name	Votes in Favour	% Votes in Favour	Votes Withheld	% Votes Withheld
Mr. Luke Beshar	2,375,427	98.36	39,639	1.64
Dr. Henry Friesen	2,375,627	98.37	39,439	1.63
Dr. Robert Kirkman	2,375,627	98.37	39,439	1.63
Dr. Michael Moore	2,375,527	98.36	39,539	1.64
Dr. Thomas Reynolds	2,375,627	98.37	39,439	1.63
Dr. Niclas Stiernholm	2,376,227	98.39	38,839	1.61
Dr. Calvin Stiller	2,376,111	98.39	38,955	1.61

The shareholders of the Corporation also voted to reappoint Ernst & Young LLP, Chartered Professional Accountants, Licensed Public Accountants as auditors of the Corporation for the ensuing year.

About Trillium Therapeutics

Trillium Therapeutics Inc. is a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer. The company’s lead program, TTI-621, is a SIRPaFc fusion protein that consists of the CD47-binding domain of human SIRPa linked to the Fc region of a human immunoglobulin (IgG1). It is designed to act as a soluble decoy receptor, preventing CD47 from delivering its inhibitory (“do not eat”) signal. Neutralization of the inhibitory CD47 signal enables the activation of macrophage anti-tumor effects by pro-phagocytic (“eat”) signals. A Phase 1 clinical trial (NCT02663518) evaluating SIRPaFc is ongoing in advanced hematologic malignancies, and a second Phase 1 trial is underway in solid tumors (NCT02890368). TTI-622 is an IgG4 SIRPaFc protein, which is primarily being developed for combination therapy. An IND filing is targeted for 2H/17. Trillium also has a proprietary medicinal chemistry platform, using unique fluorine chemistry, which permits the creation of new chemical entities from validated drugs and drug candidates with improved pharmacological properties. Stemming from this platform, the company’s most advanced preclinical program is an orally-available bromodomain inhibitor, followed by an epidermal growth factor receptor antagonist with increased uptake in the brain. In addition, a number of compounds directed at undisclosed immuno-oncology targets are currently in the discovery phase.

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Company Contact:
James Parsons
Chief Financial Officer
Trillium Therapeutics Inc.
416-595-0627 x232
james@trilliumtherapeutics.com

Investor and Media Relations:
Mark Corbae
Canale Communications for Trillium Therapeutics
619-849-5375
mark@canalecomm.com